

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 25, 2015

Joseph Wm. Foran
Chairman and Chief Executive Officer
Matador Resources Company
5400 LBJ Freeway, Suite 1500
Dallas, TX 75240

> **Re:** **Matador Resources Company**
> **Registration Statement on Form S-4**
> **Filed June 1, 2015**
> **File No. 333-204595**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed March 2, 2015**
> **File No. 1-35410**

Dear Mr. Foran:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

1. Please be advised that we will not be able to accelerate the effectiveness of your registration statement until you have cleared all comments on your periodic reports.

Form 10-K for Fiscal Year Ended December 31, 2014

Please respond to these comments within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

Business, page 3

Operating Summary, page 15

2.   Expand the tabular disclosure of your unaudited production data to provide the
        production, by final product sold, for each field that contains 15% or more of the
        Company's proved reserves for each of the last three fiscal years. Alternatively, explain
        why you believe no revision is necessary. Refer to Item 1204 of Regulation S-K.

Estimated Proved Reserves, page 17

3.   We note your disclosure on page 18, stating "at December 31, 2014, we had no proved
        reserves in our estimates that remained undeveloped for five years or more following
        their booking." However, this statement does not correlate precisely with our guidance
        on reserve disclosures.

        Please tell us the extent to which the proved undeveloped reserves disclosed as of
        December 31, 2014 will not be developed within five years since your initial disclosure
        of these reserves and confirm that you have plans to develop all of the new proved
        undeveloped locations added as of this date within five years, as is generally required
        under Rule 4-10(a)(31)(ii) of Regulation S-X.

        If any material amounts of proved undeveloped reserves are expected to remain
        undeveloped for five years or more after your initial disclosure, please disclose the
        reasons and circumstances to comply with Item 1203(d) of Regulation S-K.

Undeveloped Acreage Expiration, page 21

4.   We note the disclosure of your acreage expiring in 2015 and 2016. Please expand your
        disclosure to present the expiration dates relating to all material amounts of your
        undeveloped acreage to comply with Item 1208(b) of Regulation S-K.

Management's Discussion and Analysis, page 55

General Outlook and Trends, page 70

5.   We note your statement that "in response to the sharp decrease in oil and natural gas
        prices experienced in late 2014 and early 2015, we have reduced our 2015 estimated
        capital expenditure budget." In this regard, we note additional disclosure such as your
        "plan to temporarily suspend our development drilling program in the Eagle Ford shale
        after the first quarter of 2015" and that you "would not expect to increase our operated
        drilling activities in either the Eagle Ford shale or the Permian Basin until oil prices
        improve sufficiently from their current levels." We also note you "plan to direct a small

portion of our 2015 capital expenditures, about 4%, to our participation in non-operated Haynesville shale wells in Northwest Louisiana."

Confirm to us that the 40 gross locations in the Eagle Ford, the 19 gross locations in the Wolfcamp or Bone Springs plays in the Permian Basin and the 127 gross locations in the Haynesville identified in the footnote disclosure on page 7 to which you have assigned proved undeveloped reserves are part of a development plan that has been adopted by management as of December 31, 2014 indicating these wells are scheduled to be drilled within five years of initial disclosure. Also provide us with a schedule by year by operating area, e.g. Eagle Ford shale, Permian Basin, Haynesville shale, relating to the conversion of all these locations.

6.   Disclosure on page 9 regarding the potential future drilling on your Eagle Ford acreage that states "there are some locations that we would choose not to drill with oil prices near $50 per Bbl as they have been in early 2015." Explain to us how your decision to proceed with the development of the Eagle Ford shale PUDs disclosed at December 31, 2014 gave consideration to the commodity prices that you anticipate will be in effect at the time of the development of such locations and that reserves would be economically viable based on those assumptions.

7.   We note your disclosure explaining that you plan to reduce your drilling programs for 2015, from five rigs to two during the second quarter, and do not expect to increase operated drilling activities in either the Eagle Ford shale or Permian Basin until oil prices improve "sufficiently from their current levels." You also indicate you are anticipating ceiling test write-downs in 2015, given the historic commodity prices for the last nine months of 2014, the first two months of 2015, and the short-term pricing outlook.

Items 303(a)(1), (2)(ii) and (3)(ii) of Regulation S-K require you to address the reasonably likely effects of trends and uncertainties on liquidity, capital resources, and results of operations. Therefore, if development plans underlying your proved reserves will not be undertaken if prices do not increase, you should quantify the extent to which proved reserves are associated with such plans. Similarly, if the current economic environment indicates amounts capitalized for oil and gas properties will be written-off under the full cost methodology if prices do not increase, you should quantify the amount of the charge that is reasonably possible based on recent commodity prices.

Please also refer to the guidance in FRC §501.14 (Section V of SEC Release Nos. 33-8350; 34-48960; FR-72), as it pertains to disclosures of critical accounting estimates and the underlying assumptions inherent in their application, and submit the revisions that you propose to address these concerns. Given the information about well economics that is necessary to establish in preparing your development plans, it appears that information known to you would establish a reasonable basis to quantify reasonably possible effects of current prices on your estimates of proved reserves and development plans.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and the Securities Exchange Act of 1934 and all applicable Securities Act and Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

For questions regarding comments on engineering matters, you may contact John Hodgin, Petroleum Engineer, at (202) 551-3699. You may contact Michael Fay, Staff Accountant, at (202) 551-3812 or Karl Hiller, Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Parhaum J. Hamidi, Staff Attorney, at (202) 551-3421 or, in his absence, the undersigned, at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Legal Branch Chief